Fidelity (logo) Investments®|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	FPCMS 82 Devonshire Street Boston MA 02109-3614 617-563-7000
|||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||	February 1, 2013

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	Fidelity Capital Trust (the trust):
Fidelity Stock Selector All Cap Fund File No. 002-61760

Ladies and Gentlemen:

On behalf of the trust, transmitted herewith pursuant to the Securities Act of 1933 and Rule 488 thereunder, is the trust's Registration Statement on Form N-14. The purpose of this filing is to register shares of beneficial interest of Fidelity Stock Selector All Cap Fund, a series of the trust in connection with the proposed acquisition by Fidelity Stock Selector All Cap Fund of all of the assets of Fidelity 130/30 Large Cap Fund, a series of Fidelity Mt. Vernon Street Trust (File Nos. 002-79755 and 811-03583); Fidelity Advisor Strategic Growth Fund, a series of Fidelity Advisor Series I (File Nos. 002-84776 and 811-03785); Fidelity Large Cap Growth Fund, a series of Fidelity Devonshire Trust (File Nos. 002-24389 and 811-01352); and Fidelity Tax Managed Stock Fund, a series of Fidelity Beacon Street Trust (File Nos. 002-64791 and 811-02933) and the assumption by Fidelity Stock Selector All Cap Fund of the liabilities of Fidelity 130/30 Large Cap Fund, Fidelity Advisor Strategic Growth Fund, Fidelity Large Cap Growth Fund, and Fidelity Tax Managed Stock Fund, solely in exchange for shares of Fidelity Stock Selector All Cap Fund (the "Reorganizations"). Each Reorganization is in connection with an Agreement and Plan of Reorganization (the "Agreements").

In connection with each Reorganization, filed herewith are the Notice to Shareholders, Proxy Statement and Prospectus (the "Proxy Statement"), Agreement, and Form of Proxy to be sent to shareholders of Fidelity 130/30 Large Cap Fund, Fidelity Advisor Strategic Growth Fund, Fidelity Large Cap Growth Fund, and Fidelity Tax Managed Stock Fund. The Prospectus of Fidelity Stock Selector All Cap Fund shares, a retail class of Fidelity Stock Selector All Cap Fund, dated November 29, 2012 included in this filing is the Prospectus filed by the trust on November 28, 2012 as Post-Effective Amendment No. 107 to its registration on Form N-1A (File No. 002-61760). The Prospectuses of Fidelity Stock Selector All Cap Fund, dated August 1, 2012, as revised, October 22, 2012, relating to Class A, Class T, Class B, Class C, and Institutional Class shares, included in this filing are the Prospectuses which were previously filed by the trust on October 22, 2012 via EDGAR 497 Filing (Accession No. 0000275309-12-000114).

No filing fee is due because of reliance on Section 24(f) of the Investment Company Act of 1940.

The Special Meetings of Shareholders are scheduled to be held on May 14, 2013. It is expected that the Proxy Statement will be mailed to shareholders on or about March 18, 2013, more than 20 days before the meeting. Accordingly, pursuant to Instruction F of Form N-14, the Part B of the Form N-14 will not accompany the Proxy Statement sent to shareholders. As required by Instruction F, a statement indicating that documents are available upon oral or written request without charge is included in the Proxy Statement.

We would appreciate receiving Staff comments, if any, on this filing no later than February 21, 2013. Questions or comments regarding this filing should be directed to Jamie Plourde at (817) 474-7037.

||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||||\\\\	Sincerely,

/s/ Dana Torsey
Dana Torsey
Legal Product Group